Mail Stop 3561

May 26, 2006

Mr. Patrick Ossenbeck
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, FL 33442

Re: World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 4, 2006
File No. 333-133809

Dear Mr. Ossenbeck,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that your disclosure on page 24 of the base prospectus lists several specific types of credit enhancement that may be used by an issuing entity, and goes on to indicate that "other arrangements as may be described in the related prospectus supplement" may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar "catch-all" language.

Prospectus Supplement

Cover

5. We note from page S-9 that you will use a financial guarantee insurance policy. Please list the insurance policy with other credit enhancements on the cover page and identify on the cover page both the note insurer and the swap counterparty. See Item 1102(h) of Regulation AB.

Summary

6. We note from page S-8 that you include subordination as a form of credit enhancement. Please provide a brief description of the protection or support provided by subordination. In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

Base Prospectus

Description of the Trust Documents

Credit and Cash Flow Enhancement, page 24

7. Please ensure that this section describes all forms of credit enhancement that may be used. A list of credit enhancements is not sufficient. Rather, each credit enhancement should be described in the base prospectus. Refer to Item 1114 of Regulation AB.

8. As a follow-up to the comment above, ensure that you describe the different types of repurchase obligations to which you refer.

9. We note from the second paragraph of this section that credit enhancement for a series may cover one or more other series of securities. We also note from the third paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

10. We note from the fourth paragraph of this section that in addition to interest rate protection agreements or currency swaps, you may use "other agreements with respect to third party payments or other support or other arrangements." Please revise to either remove this language or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (312) 660-0110</u>
        Jeffrey O'Connor, Esq.
        Kirkland & Ellis LLP